

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 11, 2018

Vincent J. Morales
Senior Vice President and Chief Financial Officer
PPG Industries, Inc.
One PPG Place,
Pittsburgh, Pennsylvania 15272

> **Re:** **PPG Industries, Inc.**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018 and amended June 28, 2018**
> **File No. 1-01687**

Dear Mr. Morales:

We refer you to our comment letter dated August 30, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Anne M. Foulkes
        Senior Vice President and General Counsel